TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Filing of 2024 Audited Financial Statements

March 13, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) has filed its audited financial statements and related management's discussion and analysis for the three months and year ended December 31, 2024. The documents are available for download on the Company's website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com